    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 28, 2006


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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1


                                       TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                SENTISEARCH, INC.
                 (Name of Small Business Issuer in Its Charter)




                 DELAWARE                                  20-5655648
     (State or other Jurisdiction of                    (I.R.S. Employer
      incorporation or organization)                 Identification Number)

           1329 PLAZA PACIFICA                               93108
         SANTA BARBARA, CALIFORNIA                         (Zip Code)
      (Address of principal executive
                  offices)




                    ISSUER'S TELEPHONE NUMBER: (805) 565-4124

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      NONE.

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                                (Title of class)

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

                                SENTISEARCH, INC.

       INFORMATION INCLUDED IN THE INFORMATION STATEMENT AND INCORPORATED
           BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM 10-SB

           CROSS-REFERENCE SHEET BETWEEN THE INFORMATION STATEMENT AND
                               ITEMS OF FORM 10-SB

     Our Information Statement may be found as Exhibit 15.1 to this Form 10-SB. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10-SB can be found in the Information Statement.


ITEM
 NO.                  CAPTION                      LOCATION IN INFORMATION STATEMENT
----                  -------                      ---------------------------------



PART I
 1.   Description of Business                   "Summary," "The Distribution," "Risk
                                                Factors," "Management's Discussion and
                                                Analysis or Plan of Operation,"
                                                "Business" and "Additional Information"
 2.   Management's Discussion and Analysis or   "Management's Discussion and Analysis
      Plan of Operation                         or Plan of Operation"
 3.   Description of Property                   "Business -- Properties"
 4.   Security Ownership of Certain             "Security Ownership of Certain
      Beneficial Owners and Management          Beneficial Owners and Management"
 5.   Directors and Executive Officers,         "Management"
      Promoters and Control Persons
 6.   Executive Compensation                    "Management" and "Executive
                                                Compensation"
 7.   Certain Relationships and Related         "Our Relationship with Sentigen after
      Transactions                              the Distribution" and "Certain
                                                Relationships and Related Transactions"
 8.   Description of Securities                 "Description of Capital Stock of
                                                SentiSearch"

PART II
 1.   Market Price of and Dividends on the      "Summary," "Risk Factors;" "Dividend
      Registrant's Common Equity and Related    Policy," "The Distribution," "Executive
      Stockholder Matters                       Compensation" and  "Description of
                                                Capital Stock of SentiSearch"
 2.   Legal Proceedings                         "Business -- Legal Proceedings"
 3.   Changes in and Disagreements with         None
      Accountants
 4.   Recent Sales of Unregistered Securities   None
 5.   Indemnification of Directors and          "Liability and Indemnification of
      Officers                                  Officers and Directors"

PART F/S
 1.   Financial Statements                      "Index to Financial Statements" and the
                                                financial statements referenced thereon

PART III
 1.   Index to Exhibits                         See below
 2.   Description of Exhibits                   See below

                      INDEX TO AND DESCRIPTION OF EXHIBITS



   EXHIBIT
   NUMBER                                    DESCRIPTION
   -------                                   -----------


     2.1*      Certificate of Incorporation of SentiSearch, Inc.

     2.2*      Bylaws of SentiSearch, Inc.

     3.1       Specimen Common Stock Certificate of SentiSearch, Inc.

     6.1*      Exclusive License Agreement dated April 10, 2000 between Sentigen
               Biosciences, Inc. (formerly known as Sentigen Corp.), and The Trustees of Columbia University in the City of New York.

     6.2*      Consent to the Assignment to SentiSearch, Inc. of the Exclusive
               License Agreement dated April 10, 2000 between Sentigen Biosciences,
               Inc. (formerly known as Sentigen Corp.), and The Trustees of Columbia
               University in the City of New York: (1) Letter dated September 25,
               2006 by Sentigen Biosciences, Inc. requesting consent to assignment of the Exclusive License Agreement, and (2) Letter dated October 17, 2006 by Columbia University granting consent to the assignment of the
               Exclusive License Agreement.

     6.3*      Separation and Distribution Agreement, dated as of October 10, 2006, between Sentigen Holding Corp and SentiSearch, Inc.

     6.4*      Contribution Agreement, dated as of October 10, 2006, between Sentigen
               Holding Corp and SentiSearch, Inc.

     6.5*      Patent Assignment, dated October 10, 2006, by Sentigen Holding Corp.
               to SentiSearch, Inc.

     6.6*      Form of Indemnification Agreement
    15.1       Information Statement, dated November   , 2006.



--------


*    Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SENTISEARCH, INC.

                                        By: /s/ Joseph K. Pagano
                                            ------------------------------------
                                            Title: Chief Executive Officer


Dated: November 28, 2006



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